Rachel E. Geiersbach
Senior Attorney

Direct: 540-561-1632
Fax: 540-561-1145
rachel.geiersbach@advance-auto.com

July 28, 2009

Ms. Mara Ranscom
Legal Branch Chief
U. S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C.  20549

Via: EDGAR and UPS Next Day Air

Re:          Advance Auto Parts, Inc. – Comment Letter
Definitive Proxy Statement on Schedule 14A
Filed April 14, 2009
File No. 001-16797

Dear Ms. Ransom:

In reference to your letter dated July 21, 2009, and in accordance with our telephone conversation yesterday, we will respond to the inquiries set forth in your letter on or before August 20, 2009.

Please revise your contact information for our Chief Financial Officer, Michael A. Norona, to show (952) 715-5088 as the new telecopier number for Mr. Norona.

Please contact me if you have any questions regarding this correspondence.

Very truly yours,

/s/ Rachel E. Geiersbach

Rachel E. Geiersbach

Cc: H. Christopher Owings, Assistant Director
      Michael A. Norona, Executive Vice President, Chief Financial Officer
   Advance Auto Parts, Inc.